Via Facsimile and U.S. Mail
Mail Stop 6010

July 11, 2008

David A. Arkowitz
Chief Financial Officer and Chief Business Officer
AMAG Pharmaceuticals, Inc.
125 CambridgePark Drive
Cambridge, Massachusetts 02140

Re: AMAG Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 27, 2008
File No. 000-14732

Dear Mr. Arkowitz:

          We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler,
                                        Assistant Director